SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                 General Form For Registration of Securities of
                             Small Business Issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                               PIONEER OIL AND GAS
 ...........................................................................
                 (Name of Small Business Issuer in its charter)


            Utah                                       87-0365907
 .......................................     ....................................
(State or other jurisdiction of                      (I.R.S. Employer
incorporation or organization)                     Identification No.)


1225 Fort Union Blvd., #100
    Midvale, Utah                                          84047
 ........................................    ....................................
(Address of principal executive offices)                 (Zip Code)


                                            (801) 566-3000
Issuer's telephone number  .....................................................



         Securities registered pursuant to Section 12(g) of the Act:

                          Common Stock, par value $.001
           ..........................................................
                                (Title of class)

                                     PART I

         This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business. These forward looking-statements are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of factors described in this section and "Business Risks," including among others oil and gas prices and the ability of the Company to effectively market its drilling programs.

ITEM 1.  DESCRIPTION OF BUSINESS

The Company

         Pioneer Oil and Gas (the "Company") was organized on October 16, 1980 under the laws of the State of Utah. The Company's principal place of business is located at 1225 Fort Union Blvd. Suite 100, Midvale, Utah 84047. The Company has primarily been engaged in the acquisition and exploration of oil and gas properties in the Intermountain West with an emphasis in Utah, Wyoming, Colorado and Nevada.

         The Company filed a Chapter 11 bankruptcy petition on February 19, 1997 and filed an Amended Plan of Reorganization (the "Plan") on June 11, 1998. The United States Bankruptcy Court for the District of Utah, Central Division (the "Court") entered an order approving the Plan on August 5, 1998. The Order that granted the final decree was entered into on November 6, 1998. Twenty days after the Order was mailed on November 26, 1998, the Company emerged from bankruptcy.

         Prior to the Plan's implementation, the Company in June of 1998 effected a 10 for 1 reverse stock split of the Company's common shares to allow the Company to raise capital from the sale of new shares to existing shareholders. The Plan implemented by the Company and approved by the Court combined the sale of some of the Company's assets along with the sale of its common shares to existing shareholders. The capital raised by the Company was used to pay unsecured creditors 100% of the first $500 of any unsecured creditor's claim plus approximately 5.0% of the claim above $500.00. The Company's principal secured creditor Zions Bank (the "Bank") agreed to the Plan based on the Bank being repaid the full amount owed by the Company to the Bank by December 1999. In September of 1999 the Company completed the sale of several of its oil and gas assets and retired all the debt owed the Bank.

         The Company has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this filing is to allow the Company to maintain its listing for trading on the OTC Electronic Bulletin Board (the "Bulletin Board"). Current NASD rules being implemented are requiring the Company be a reporting company under the Securities Act of 1934, for the Company to maintain its Bulletin Board listing.




The Business

         The Company has focused its efforts over the years in acquiring oil and gas properties from other companies selling producing wells and in acquiring new oil and gas leases for the purpose of exploring for oil and gas. Leases have also been acquired over the years for the purpose of reselling them at a profit to other oil and gas companies.

         Most of the Company's present production from oil and gas properties was acquired from large oil companies selling properties they considered to be marginal producers. The Company has found that it can operate these properties at a profit. Presently, the Company operates 9 producing oil and gas wells in Utah and Wyoming.

         The Company also owns an interest in several non-operated oil and gas wells and overriding royalty interests in oil and gas wells located in Utah, Colorado, and Wyoming. An overriding royalty interest, is an interest in a well that receives a percentage of the production from a well without paying any operation expenses.

         The Company over the last 3 years has focused most of its exploration efforts in drilling exploratory wells in Wyoming and Nevada. Prior to drilling an exploratory well a geological review of the prospective area is made by the Company's staff to determine the potential for oil and gas. If an area is determined to have promise the Company will attempt to acquire oil and gas leases over the prospective area. The Company will then acquire geophysical data (generally seismic and gravity data) to further evaluate the area. After the evaluation of the geophysical data, if the area appears to contain significant accumulations of oil and gas, the Company will market a drilling program covering the Company's leases. A drilling program will generally allow the Company to recoup its investment in the area with the Company also retaining an ongoing interest in new wells to be drilled in the area.

         The Company markets its drilling programs to other industry partners. Drilling programs have been marketed by placing ads in industry journals, attending trade shows and by traveling to the office of prospective partners. In the past, the Company has sold drilling programs to major oil companies and large independents.

         Presently, the Company has emphasized coal bed methane wells in the Intermountain West. The Company has been acquiring oil and gas leases for coal bed methane drilling in the Powder River Basin and is attempting to acquire other leases with coal bed methane potential in the Intermountain West.

         Leases acquired for resale have been acquired in areas determined to be prospective by the Company's staff. Usually resale leases are acquired for the purpose of selling at a profit along with the Company retaining an overriding royalty interest in the leases sold.

Competition

         The oil and gas business is highly competitive. The Company competes against numerous other companies, both major and independents, many with greater financial resources and larger staffs than those available to the Company. The Company believes it can successfully compete against other companies by focusing its efforts in the Intermountain West and by aggressively pursuing an oil and gas play before it is common knowledge. The Company has also been able to successfully compete in the past for leases in areas that it has significant geological and geophysical data.

Marketability

         Presently, the marketability of the Company's crude oil has not posed a problem for the Company. Crude oil can be easily sold wherever it is produced in the Intermountain West subject to the transportation cost. The crude oil produced by the Company is transported either by trucking or pipeline. On the other, natural gas can be more difficult to sell since transportation requires a pipeline. In the areas that the Company is presently pursuing new drilling activity for natural gas, other companies have been delayed up to a year because of the unavailability of a pipeline. No assurance can be given that natural gas wells drilled by the Company will be placed on line within a year after the well is drilled and completed.

Business Risks

         Oil and gas exploration and drilling involves a high degree of risk. Oil and gas prices are subject to fluctuations and, as a consequence, no assurance can be given that oil and gas prices will decrease, increase or remain stable. There is no assurance that wells drilled on behalf of the Company will obtain production or that even if production is obtained, such production will allow the recovery of all or any part of the investment made by the Company in a well.

         There are other risks inherent in the oil and gas industry that are encountered in drilling, completing, and producing oil and gas wells. These risks include unusual or unexpected formations, pressures or other conditions, blowouts and environmental pollution. The Company may incur losses due to environmental hazards against which it cannot insure or which it elects not to insure against because of high premium costs or other reasons. Consequently, substantial uninsured liabilities to third parties may arise, the payment of which could result in significant losses to the Company.

         Governmental regulation is a significant business risk of an oil and gas company because the industry becomes more regulated with time. The Company is subject to federal, state and local laws, regulations and ordinances relating to the production and sale of oil and gas. Some of the laws that the Company is subject to include the Clean Air Act, the Clean Water Act, and Endangered Species Act. For example, coal bed methane wells are being highly regulated for disposing produced fresh water on the surface. The EPA is requiring that the fresh water meet more stringent standards than before, which ultimately may require the water be injected underground. Reinjecting the water will increase the cost of production and in some cases make the drilling of wells uneconomical.

         Environmental regulations and taxes imposed by state governments in a jurisdiction wherein producing oil and gas properties are located impose a significant burden on the cost of production. Severance and ad valorem taxes in Wyoming can amount to approximately 14% of the Company's gross production and if the property is located on a Reservation the total tax burden by governmental entities can amount to as much as 22% of the gross production. Governmental regulation may also delay drilling in areas that have endangered species. Delays in drilling in the past have not imposed a significant cost to the Company, however, no assurance can be given that in future the delays will not be more expensive.

         In the oil and gas industry there is always a possibility that there will be a shortage of drilling rigs, casing pipe or other material not being available, when needed for drilling, completing or operating wells. To date, the Company has not encountered any significant difficulties in the areas it has operated or intends to operate in the future, however, no assurance can be given that this condition will remain unchanged.

Employees

         The Company has a total of four employees with the intention of hiring a receptionist/secretary.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations -1999 Compared to 1998

         Total income for fiscal year 1999 was $1,993,944 as compared to total income for fiscal year 1998 of $1,084,592. The increase in income was due primarily to the sales of non-performing oil and gas properties for which Pioneer realized a net gain of $1,323,080. Oil and gas sales dropped from $902,992 to $655,446 primarily due to extremely low product prices. Oil prices adjusted for inflation reached their lowest levels since World War II during the first quarter of fiscal 1999 (December 1998).

         The Company has retired all of its bank debt as of September 30, 1999. Total stockholders' equity increased from a negative $31,462 (FY 1998) to a positive $924,530 (FY 1999) a gain of $955,992. The current ratio improved from
 .22 (FY 1998) to 3.55 (FY 1999). Net income increased from $220,375 to $785,384.

Liquidity and Capital Resources

         Historically the Company has funded operations primarily from earnings and bank borrowing. As of September 30, 1999 the Company had working capital of $335,525 and an unused line of credit for $750,000. This line of credit is collateralized by all of the companies operated oil and gas properties. The line of credit bears interest at prime rate plus 1.5%.

         During fiscal 1999 cash used in operating activities was $793,570 while cash provided in investing activities was $1,967,425. Cash used in financing activities $1,085,084. Net increase in cash was $88,771, as cash increased from $255,148 to $343,919.

Oil and Gas Properties

         The Company as of the date of this filing is the owner of several oil and gas properties located throughout the Rocky Mountain Region. The Company operates three properties in Utah, three in Wyoming and one in Colorado. The discounted future net cash flows of all the Company's properties is $1,736,000.

Income Taxes

         The Company had a net operating loss carry forward of $2,164,000 as of September 30, 1999. These carryforwards begin to expire in 2000.

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company owns an interest in various oil and gas wells as described below. The 9 operating wells that it owns in Utah and Wyoming account for the majority of its oil and gas income. The nine producing wells are listed below along with the working and net revenue interest that the Company owns in each of the properties:

         Well Names        Working Interest  Net Revenue Interest
         ----------        ----------------  --------------------

South Pine Ridge #7-6       37.5%                      30.04957%
NW Sheldon Dome #21-1       20.0%                      17.5%
NW Sheldon Dome #31-1       20.0%                      17.5%
NW Sheldon Dome #42-1       20.0%                      17.5%
Willow Creek #29-13         76.1%                      61.27833%
Pilot #1-A                 100.0%                      90.0%
Delta                      100.0%                      85.5%
Climax #7-2                 80.5358%                   67.650072%
Canyon State #2-36          76.0%                      63.84%

         A working interest means the percentage of the operating, drilling, completing and reworking costs that the Company is required to pay. The net revenue interest is the percentage of the revenues that the Company receives from the sale of oil and gas from the wells.

         The South Pine Ridge #7-6 and the Canyon State #2-36 are located in San Juan County, Utah and the Willow Creek #29-13 in Grand County, Utah. The Climax #7-2 well is located in Crook County, Wyoming and the remaining oil and gas wells are located in Fremont County, Wyoming.

         The remaining working interests owned in the various operated wells listed above are owned by industry partners or employees of the Company. The employees of the Company have the right to acquire up to 25% of any oil and gas well or lease acquired by the Company as long as the employees pay their share of the acquisition costs at about the same time as the Company pays its share of the costs. In the event the Company is unable to afford 75% of an interest in well(s) or lease(s) it is attempting to acquire the employees of the Company may acquire more than 25% to enable the Company to consummate the transaction.

         The Company attempts to maintain all of its operating wells in good working condition. Wells operated by the Company are generally overseen by contract pumpers familiar with the oil and gas business in the area that the well is located.

         The operated wells listed above are secured by the Company's line of credit. Other than the line of credit by Zions Bank the operated oil and gas wells of the Company have no other liens or encumbrances.

         The Company owns an interest in various properties that it does not operate. The Company owns its interest in these properties either as a working interest owner or as an overriding royalty interest owner. The non-operating properties are located primarily in Colorado and Wyoming. The non-operating properties account for less than 25% of the Company's total oil and gas revenues. The Company also owns various non-producing oil and gas leases that it is either attempting to sell to industry partners or develop itself.

         The Company does not own the office space in which its business is located. Presently, the Company is occupying space leased by a third party. The Company intends to move within the next two months to a different office space that is owned by the Company's Board of Directors. The new office space is a new office condominium and the Company will pay less than at its present location. The new office space will be leased on terms reasonable for the same kind of office space in the area that it is located. The office space is 1,950 square feet with an unfinished basement of approximately 975 square feet. The Company's new address when it moves is 1206 West South Jordan Parkway, Unit B, South Jordan, Utah 85095-4551. After the move the Company's telephone number will remain (801) 566-3000.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by each person or group that is known by the Company to be the beneficial owner of more than five percent of its outstanding Common Stock, each director of the Company, each person name in the Summary Compensation Table, and all directors and executive officers of the Company as a group as September 30, 1999. Unless otherwise indicated, the Company believes that the persons named in the table below, based on information furnished by such owners, have sole voting and investment power with respect to the Common Stock beneficially owned by them, where applicable.

Title of   Name and Address of             Amount and Nature         Percent
 Class     Beneficial Owner               of Beneficial Owner        of Class

Common     Don J. Colton                     728,121(1)                8.6%
           2172 E Gambel Oak Drive
           Sandy, Utah 84092

Common     Gregg B. Colton                   760,700(1)                9.0%
           10026 Ridge Gate Circle
           Sandy, Utah 84092

Common     John O. Anderson                  363,568(1)                4.3%
           7462 S Parkridge Circle
           Salt Lake City, Utah 84121

Common     Kenneth M. Woolley                500,000                   5.9%
           2795 East Cottonwood Parkway
           Suite 400
           Salt Lake City, Utah 84121

Common     Pioneer Employee Stock          1,681,132(2)               19.8%
           Ownership Plan
           1225 Fort Union Blvd., #100
           Midvale, Utah 84047

All Directors and Officers as a Group
(3 Persons)                                1,839,389                  21.9%

         (1) Includes currently exercisable options to purchase common stock in the Company as long as the person is serving as a director and employee of the Company. Each of the persons listed under this footnote have options to purchase 120,000 shares of the Company's Common Stock.

         (2) Persons listed above have their vested shares under the Pioneer Employee Stock Ownership Plan included under their name. Don J. Colton and Gregg B. Colton as Trustees of the Pioneer Employee Stock Ownership Plan have the right to vote all the shares of the Plan at any shareholder meeting of the Company.

         The Company currently has no arrangements, which may result in a change of control.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICRS, PROMOTERS AND CONTROL PERSONS

         The directors, executive officers and significant employees of the company are as follows:

                                            POSITION
         NAME                      AGE      WITH COMPANY

         Don J. Colton             53       President/Treasurer & Director
         Gregg B. Colton           46       Vice President/Secretary & Director
         John O. Anderson          57       Office Manager/Director
         Michael L. Pinnell        55       Exploration Manager

Note: Don J. Colton and Gregg B. Colton are brothers and John O. Anderson is their uncle.

         Don J. Colton serves as the Company's President, Treasurer and Chairman of its Board of Directors. Since the Company's inception in October 1980 Mr. Colton has served as the Company's President and has been involved in all aspects of the business including exploration, acquisition and development of producing properties. From 1979 to 1981, Mr. Colton was Chief Financial Officer and a member of the Board of Directors of Drilling Research Laboratory in Salt Lake City, Utah. The Drilling Research Laboratory is a subsidiary of Terra Tech, Inc. and prior to his involvement with the Drilling Research Laboratory, Mr. Colton was Manager of Special Projects for Terra Tech. Mr. Colton received a BS in Physics from Brigham Young University in 1970 and a Master of Business Administration from the University of Utah in 1974.

         Gregg B. Colton serves as the Company's Vice President, Secretary, General Counsel and a member of the Board of Directors. Mr. Colton has been employed with the Company since it actually commenced business in 1981. Mr. Colton is involved in handling the contracts, sales of oil and gas products and legal problems of the Company along with the day to day decision making for the Company with the Company's President. From 1981 to 1984, Mr. Colton was also a partner in the law firm of Cannon, Hansen & Wilkinson. Mr. Colton is a member of the Utah State Bar and a real estate broker. He is also a member of the Corporate Counsel section for the Utah State Bar. Mr. Colton earned his BA from the University of Utah in 1976 and a Juris Doctor and a Master of Business Administration from Brigham Young University in 1981.

         John O. Anderson serves as the Company's Office Manager along with being a member of the Board of Directors. Mr. Anderson as Office Manager handles the day to day accounting for the Company along with handling the procurement of office supplies. The Company has employed Mr. Anderson since 1981 and prior to joining the Company he worked in land investments. Mr. Anderson received his BS in Zoology in 1968 from the University of California.

         Michael L. Pinnell serves as the Company's Exploration Manager and has been employed by the Company from 1989 to the present. Mr. Pinnell is in charge of performing and supervising the geological and geophysical interpretation for the Company's drilling prospects. Mr. Pinnell worked as a consultant for various companies from 1985 to 1989 and performed geological and geophysical services. From 1981 to 1985 Mr. Pinnell was the Exploration Manager for Fortune Oil Company. Mr. Pinnell received a BS in Geology in 1970 and an MS in Geology from Brigham Young University.

ITEM 6.  EXECUTIVE COMPENSATION

         The following Summary Compensation Table sets forth all cash compensation paid, distributed or accrued for services, including salary and bonus amounts rendered in all capacities for the Company's CEO during the fiscal years ended, September 30, 1999, 1998, and 1997. All other tables required to be reported have been omitted as there has been no compensation awarded to, earned by or paid to any of the executives of the Company that is required to be reported other than what is stated below:

                           SUMMARY COMPENSATION TABLE

Name and                   Amount of                           Fiscal
Principal Position         Compensation                        Year Ended
------------------         ------------------                  ----------

Don J. Colton, CEO         $72,403(1)                          1999
Don J. Colton, CEO         $72,403(1)                          1998
Don J. Colton, CEO         $82,998(1)                          1997

         (1) The amount of compensation included in the table above for each fiscal year does not include amounts paid by the Company for the Company's Employee Stock Ownership Plan. Under the Employee Stock Ownership Plan 10% of the employees compensation for salary or bonuses is paid on behalf of the employee for Company stock in the Company's Employee Stock Ownership Plan. All full-time employees of the Company participate in the Employee Stock Ownership Plan on the same terms and conditions as management. For the fiscal years shown above 10% of the compensation amount above was paid towards the Employee Stock Ownership Plan in the form of Company stock.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Board of Directors approved more than 10 years ago a resolution to allow employees of the Company to purchase 25% of any oil and gas producing property acquired by the Company at the same time as the Company acquires the property. The resolution required that the employees pay for 25% of the cost of the oil and gas properties at about the same time the Company purchased the properties. In the event, the Company is unable to fund the total cost of any producing properties the employees of the Company may purchase the amount the Company is unable to fund even if it exceeds 25%. The employees also have the right to acquire 25% of any non-producing oil and gas leases acquired by the Company on similar terms as those for producing properties.

         The Company also intends to lease office space that will be owned by the Board of Directors. The office space will be leased to the Company on terms reasonable for the same kind of office space in the area that it is located. The new office space will be 1,950 square feet with an unfinished basement of approximately 975 square feet.

ITEM 8.  DESCRIPTION OF SECURITIES.

         Qualification. The following statements constitute brief summaries of the Company's Articles of Incorporation and Bylaws. Such summaries do not purport to be fully complete and are qualified in their entirety by reference to the full text of the Articles of Incorporation and Bylaws of the Company.

         Common Stock. The Company's Articles of Incorporation authorize it to issue up to 50,000,000 (fifty million) Shares of its Common Stock, which carry a par value of $0.001 per Share. All outstanding Common Shares are when legally issued fully paid and non-assessable.

         Liquidation Rights. Upon liquidation or dissolution, each outstanding Common Share will be entitled to share equally in the assets of the Company legally available for the distribution to shareholders after the payment of all debts and other liabilities.

         Dividend Rights. There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially will follow a policy of retained earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial conditions at the time.

         Voting Rights. Holders of Common Shares of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

         Other Rights. Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

         Transfer Agent. The Company's transfer agent is Atlas Stock Transfer whose address is 5899 South State Street, Murray, Utah 84107. The phone number of Atlas Stock Transfer is (801) 266-7151.

         The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share, or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that broker or dealer approve a person's account for transactions in penny stocks; and, (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and
(ii) make a reasonable determination that the transaction(s) in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlighted form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investors prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and registered representative, current quotations for the securities and the rights and remedies available to an investor in case of fraud in penny stock transaction. Finally, monthly statements have to be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks.

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         The Company is listed on the over-the-counter market on the NASDAQ OTC Bulletin Board. The range of high and low bid information for the shares of the Company's stock for the last two complete fiscal years, as reported by the OTC Bulletin Board National Quotation Bureau, is set forth below. Such quotations represent prices between dealers, do not include retail markup, markdown or commission, and does not represent actual transactions.

Year Ended September 30, 1999               High              Low

First Quarter                               $0.15             $0.10
Second Quarter                               0.2813            0.125
Third Quarter                                0.2188            0.125
Fourth Quarter                               0.375             0.125

Year Ended September 30, 1998               High              Low

First Quarter                               $0.055             $0.035
Second Quarter                               0.05               0.035
Third Quarter                                0.04               0.02
Fourth Quarter                               0.025              0.015

         As of November 18, 1999, the Company had issued and outstanding 8,135,018 common shares held by approximately 1,165 holders of record.

         There have been no cash dividends declared by the Company since its inception. Further, there are no restrictions that would limit the Company's ability to pay dividends on its common equity or that would be likely to do so in the future.

         The Company has no plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.

ITEM 2.  LEGAL PROCEEDINGS.

         The Company is not a party to any legal proceedings, nor is the Company aware of any disputes that may result in legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         The Company has had no changes in and/or disagreements with its accountants.

ITEM 4.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Officers and Directors of the Company are accountable to the Company as fiduciaries, and consequently must exercise good faith and integrity in handling its affairs. Law provides that a corporation organized under the laws of the State of Utah has the power to indemnify its Officers and Directors against expenses incurred by such persons in connection with any threatened, pending or completed action, suit, or proceedings, whether civil, criminal, administrative, or investigative involving such persons in their capacities as officers and directors, so long as such persons acted in good faith and in a manner which they reasonably believed to be in the best interests of the Company.

         Because the Bylaws and Articles of Incorporation as amended of the Company provide for such indemnification, the foregoing provisions of Utah law and the organization documents of the Company are broad enough to permit the Company to indemnify its Officers and Directors from liabilities that may arise under the Securities Act.

         INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT MAY BE PERMITTED TO ITS OFFICERS AND DIRECTORS, OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, OR OTHERWISE, THE COMPANY HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933, AND IS, THEREFORE, UNENFORCEABLE.

ITEM 5.  GENERAL - YEAR 200 ISSUES

         Year 2000 Compliance Issues. The Company has established a plan to address Year 2000 issues as part of its strategic business plan. This plan encompasses the phases of awareness, assessment, renovation (if necessary), validation, and implementation. These phases will enable the Company to identify risks, develop action plans, perform adequate testing, and determine if its various systems will be Year 2000 ready. Successful implementation(s) of this plan are expected to mitigate any extraordinary expenses or liabilities related to the Year 2000 issue. The Company has a reasonable basis to preclude that the Year 2000 issue will not materially effect future financial results, or cause reported financial information to not to be necessarily indicative of future operating results or future financial conditions. This basis is due to the fact that the Company has and will be installing the latest updated versions of technology systems, including hardware and software that is and will be Year 2000 compliant.

         As part of its plan, the Company will contact all material suppliers, customers, vendors, and information technology suppliers regarding their Year 2000 compliance and state of readiness. This process will be conducted over the next few months. However no assurances can be given that the Year 2000 compliance plan will be successfully completed prior to year end.

         The Company's contingency plan is somewhat simplistic, and involves operating with a back-up generator for short periods of time, and the use of manual systems where available and appropriate.

         The successful and timely completion of the Year 2000 project is based on the Company's best estimates which were derived from various assumptions of future events. These events are inherently uncertain, including the progress and results of vendors, suppliers and customers Year 2000 readiness.

PART F/S                   FINANCIAL STATEMENTS

         The following financial statements required by Item 310 of Regulation S-B are furnished below:

PART III.                  INDEX TO EXHIBITS

                The following Exhibits are filed herewith:

Exhibit No.                                 Description

1                                           Articles of Incorporation
                                            (with amendments)

2                                           Bylaws


                                    SIGNATURE

         In accordance with Section 12 of the Securities Act of 1934, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER OIL AND GAS


By:____________________________             Date:____________,1999.
      Don J. Colton, President


The following Exhibits are filed herewith:

Exhibit No.                                 Description

1                                           Articles of Incorporation
                                            (with amendments)
2                                           Bylaws